Mail Stop 4561

February 16, 2007

Martin M. Zorn
Integra Bank Corporation
21 S.E. Third Street
P.O. Box 868
Evansville, Indiana 47705-0868

RE: Integra Bank Corporation
     Form S-4
     Filed on January 17, 2007
     File Number 333-14044

Dear Mr. Zorn:

     We have examined the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What will I receive…, page iv

1. Please disclose whether or not the treatment as a taxable sale requires approval of the merger agreement by all Prairie shareholders. Note also in the body of the text where you have similar disclosure.

2. Where appropriate, please disclose the total number of current Prairie shareholders and the number already known to be voting in favor of the merger. Please disclose

whether or not Prairie is aware of any shareholder who does not intend to make the taxable sale election.

3. In the summary and in the body of the text, please explain why the mergers terms are different based upon the tax treatment used.

What vote of Prairie stockholders is required to approve the merger agreement?, page v

4. Please disclose that the merger cannot be completed unless both measures for shareholder considertaion are approved. We note your explaination for this at the top of page vii.

Where does Integra common stock trade?, page vi

5. We note your later statement that there is no established market for Prairie shares. Please disclose whether or not management is aware of any Prairie sales, and if it is, what the sales prices were. If Prairie management is not aware of any such prices please disclose this in the summary and in the body of the text.

Merger Consideration, page 2

6. Please summarize the practical differences to ordinary shareholders between the two tax treatments. In clear, plain English, explain the effect upon a shareholder of each treatment and the effect upon the transaction if the shareholder makes the election, but another shareholder does not.

Treatment of Options, page 2

7. Please disclose the reasons for these option changes. Also, where you discuss the development of the merger terms, beginning on page 44, please describe the background and reasons for these changes in more detail.

Interests of Prairie Directors…, page 4

8. Please quantify the significant interests of management, including, for example, the current value of the restricted shares, the value of options to be cashed out and the terms of employment agreements.

9. Please disclose here and in the body of the text the positions expected to be held, if any, in the continuing company by Prairie's current officers.

10. We note from later in the filing that two Prairie directors will become directors of Integra. Please name these persons here and identify any other significant changes in the management of Integra in the summary where appropriate.

Tax Reimbursement Agreement, page 5

11. Disclose whether or not these persons will be compensated for their participation, with quantification if they will. Also, discuss the development of this arrangement in more detail in the body of the text beginning on page 44.

Comparative Per Share Data, page 9

12. Please revise to disclose the conversion ratio used to calculate the Prairie equivalent pro forma combined amounts.

13. Include a new footnote to explain that the amounts in Prairie Equivalent Pro Forma Combined were calculated by multiplying the amounts in Integra Pro Forma Combined by 5.914.

Pro Forma Condensed Combined Financial Information, page 15

14. Please revise to disclose in a footnote to the pro forma financial statements any material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in income within the 12 months succeeding the transaction. Clearly indicate that these items were not included in the pro forma financial information. Refer to Rule 11-02(b)(5) of Regulation S-X.

Background of the Merger, page 44

15. You reference "several additional financial institutions" at the bottom of page 44. Please disclose whether the other companies besides Integra were contacted and what became of those discussions.

16. If Prairie only obtained the one offer from Integra, please disclose why it did not obtain any additional offers.

17. Please disclose whether the $115-120 referenced in the fourth paragraph was communicated outside the board. We note the Integra offer the next day.

18. Please describe what was being negotiated between August 17 and October 5 and how these negotiations proceeded, with quantification as material. We note, for example, the variable exchange structure, changes in outstanding options, agreements with officers and directors and guarantees from principal Prairie shareholders.

19. Give the final aggregate price or prices agreed to.

Prairie's Reasons for the Merger, page 46

20. Please indicate the pros and cons that the Prairie board identified as reasons for and against the merger. If there were no negative factors, please say so.

21. Where appropriate, identify any analysis by Hovde which the board found unsupportive of its overall determination of fairness. If there were such unsupportive factors, explain how the board reconciled such finding with its own overall conclusion.

Opinion of Financial Advisor…, page 48

22. We note the third paragraph disclosure about compensation. Please quantify and describe the extent of any other employment and compensation received by Hovde from Prairie during the past two years.

23. Please disclose any evaluation techniques that in Hovde's opinion did not support its overall conclusion or state that there were none.

Material Federal Income Tax Consequences…, page 42

24. Please revise the discussion at Merger as a Taxable Sale and at Merger as a Reorganization to clarify that the text of both reflects the opinion of Crowe Chizek and that the opinion is included in full as an exhibit to this filing. If you do not believe that an opinion is required for both scenariose, please advise us why this is the case.

Prairie Financial Corporation Report of Independent Auditors, page D-1

25. Please request the independent auditors to revise their report to state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as opposed to auditing standards generally accepted in the United States of America. Refer to SEC Release No. 34-49707.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Michael Volley at 202-551-3437, or to Paul Cline, Senior Accountant, at 202-551-3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: David C. Worrell
Fax number 317-569-4800